UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. __)*

BIOCANCELL LTD.
(Name of Issuer)

Ordinary Shares, par value NIS 0.01
(Title of Class of Securities)

N/A
(CUSIP Number)

Clal Biotechnology Industries Ltd.
Hogi Tower, 12A Abba Hillel Silver Street
Ramat Gan 52506, Israel
Attn:  Corporate Secretary
Telephone:  972-3-6121616
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The  information  required  on the  remainder  of this  cover  page shall not be deemed to be  "filed"  for the  purpose  of Section 18 of the  Securities  Exchange  Act of 1934 (the "Act") or  otherwise subject  to the  liabilities  of that  section of the Act but shall be subject to all other  provisions  of the Act  (however,  see the Notes).

SCHEDULE 13D

CUSIP No.:  N/A

1)	NAMES OF REPORTING PERSONS Clal Biotechnology Industries Ltd.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS WC
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 0
	8)	SHARED VOTING POWER 29,043,897*
	9)	SOLE DISPOSITIVE POWER 0
	10)	SHARED DISPOSITIVE POWER 29,043,897*
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,043,897*
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒*
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.89%*
14)	TYPE OF REPORTING PERSON CO

* See Item 5.

SCHEDULE 13D

CUSIP NO.: N/A

1)	NAMES OF REPORTING PERSONS Clal Industries and Investments Ltd.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS Not Applicable
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 0
	8)	SHARED VOTING POWER 29,043,897*
	9)	SOLE DISPOSITIVE POWER 0
	10)	SHARED DISPOSITIVE POWER 29,043,897*
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,043,897*
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒*
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.89%*
14)	TYPE OF REPORTING PERSON CO

* See Item 5.

EXPLANATORY NOTE

This Schedule 13D is filed with the Securities and Exchange Commission (“SEC”) on behalf of Clal Biotechnology Industries Ltd. (“CBI”) and Clal Industries and Investments Ltd. (“Clal Industries” and together with CBI, the "Reporting Persons"). The Reporting Persons have acquired beneficial ownership of the Shares of the Issuer (as such terms are defined below) as a result of the reincorporation merger of the Issuer's subsidiary, BioCancell Therapeutics Inc., a Delaware corporation (the "Subsidiary"), which took effect on August 9, 2012.  Prior to August 9, 2012, the Reporting Persons have previously reported the beneficial ownership of shares of the Subsidiary under a statement of beneficial ownership on Schedule 13D.

The Reporting Persons are making this single joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act, which is expressly disclaimed.

On August 3, 2012, the exchange rate between the New Israeli Shekel ("NIS") and the U.S. dollar, as quoted by the Bank of Israel, was NIS 4.007 to $1.00. Unless indicated otherwise by the context, statements in this Schedule 13D that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

Item 1.  Security and Issuer.

The class of equity securities to which this statement relates is the ordinary shares, par value NIS 0.01 per share (the “Shares”), of BioCancell Ltd. (the “Issuer”), an Israeli corporation.  The principal executive offices of the Issuer are located at Beck Science Center, 8 Hartom St, Har Hotzvim, Jerusalem 97775, Israel.

Item 2.  Identity and Background.

(a) - (c), (f) The following are the names of the reporting persons (the “Reporting Persons”), the place of organization, principal business, and address of the principal business or office of each Reporting Person that is a corporation, and the residence or business address and present principal occupation of each Reporting Person who is a natural person:

(1)           CBI is an Israeli public company with its principal office at the Hogi Tower, 12A Abba Hillel Silver Street, Ramat Gan 52506, Israel. CBI is a holding company whose principal investments are in the biopharmaceutical sectors, including the Shares. CBI beneficially owns the Shares directly.

(2)           Clal Industries is an Israeli public company with its principal office at the Triangular Tower, 45th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Clal Industries is a holding company whose principal holdings are in the industrial and technology sectors. Clal Industries owns the majority of the outstanding shares of, and controls, CBI. By reason of such control, Clal Industries may be deemed to be beneficial owner of, and to share the power to vote and dispose of, the Shares beneficially owned by CBI.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of CBI and Clal Industries are set forth in Schedules A and B attached hereto, respectively, and incorporated herein by reference.

(d)               None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named in Schedules A and B to this Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)               None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named in Schedules A and B to this Schedule 13D has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The Shares beneficially owned by CBI were acquired as a result of the merger described in Item 4 below.

Item 4.  Purpose of Transaction.

June 2008 SPA. Pursuant to a Subscription and Registration Rights Agreement, dated as of June 22, 2008, between the Subsidiary and CBI (the "June 2008 SPA"), the Subsidiary issued on July 30, 2008 to CBI:

•
335,008 shares of Common Stock of the Subsidiary (the "Subsidiary Shares") at a purchase price per share of $0.597. Pursuant to the terms of the June 2008 SPA, the Issuer undertook to issue additional Subsidiary Shares to CBI upon certain future anti-dilutive issuances of Subsidiary Shares or other convertible securities;

•
Unsecured Convertible Promissory Note in a principal amount of $800,000 (the "Debentures") with an initial conversion price per share of $0.716 (subject to adjustments, including antidilution adjustments). The Debentures bear interest at the rate of 10% per annum, compounded annually. The Debentures are convertible, in whole or in part at CBI's option at any time prior to July 31, 2012, into a number of Subsidiary Shares equal to the principal amount of the Debentures, including capitalized interest accrued between July 31, 2008 and July 31, 2010, at the then applicable conversion price. The Debentures mature, and any principal amount thereunder not converted into Subsidiary Shares becomes due and payable, on July 31, 2012. The Debentures include certain negative covenants on the part of the Issuer as well as acceleration and default events; and

•
Warrants to purchase up to 1,720,763 Subsidiary Shares (the "Warrants") at an initial exercise price of $0.716 per share (subject to adjustments, including antidilution adjustments), exercisable at any time prior to July 29, 2013.

Pursuant to the terms of the June 2008 SPA, the Subsidiary also granted CBI certain registration and information rights with respect to the Subsidiary Shares issued to CBI under that agreement, including the Subsidiary Shares underlying the Debentures and the Warrants.

2011 SPA. Pursuant to a private placement subscription form, dated as of December 6, 2012, between the Subsidiary and CBI (the "2011 SPA"), the Subsidiary issued on January 24, 2012 to CBI 8,199,400 Subsidiary Shares at a purchase price per share of NIS 1.00 (equates to approximately $0.25). Pursuant to the terms of the 2011 SPA, the Subsidiary also undertook to issue additional Subsidiary Shares to CBI upon certain future anti-dilutive issuances of Subsidiary Shares or other convertible securities until the earlier of: (i) December 31 2012; or (ii) such date up to which an aggregate amount of $3,000,000 has been invested in the Subsidiary (excluding the investment of CBI).

2012 SPA. Pursuant to a share purchase agreement, dated as of May 13, 2012, between the Subsidiary and CBI (the "2012 SPA"), on July 31, 2012 (i) CBI converted all of its Debentures into 4,147,171 Subsidiary Shares at a conversion price (as adjusted) per share of NIS 0.87 (equates to approximately $0.217), and (ii) CBI paid, in lieu of the Subsidiary, Tikcro Technologies Ltd. the balance ($2,480,500) of Tikcro's Debentures, and, in return for such payment by CBI, was issued 10,731,726 Subsidiary Shares at a price per share of NIS 0.87 (equates to approximately $0.217).

As a result of the private placement and in accordance with the contractual anti-dilution undertakings of the Subsidiary, (i) the Subsidiary was required to issue to CBI approximately 1.35 million additional Subsidiary Shares for no consideration, which issuance and the terms thereof are being discussed with the Issuer (and, consequently, the Shares equivalent of these Subsidiary Shares are not included in the number of Shares beneficially owned by CBI reported in this Statement) (the "Dilution Shares") and (ii) the conversion price of the Warrants was adjusted to NIS 0.87 (equates to approximately $0.217) per share.

As part of the private placement, CBI was entitled to anti-dilution rights, whereby it will benefit retroactively from any issuance of securities by the Subsidiary during 2012 at a price per share lower than NIS 0.87, and will be entitled to receive the requisite number of Shares, except for certain excluded issuances, including investments totaling less than $1 million in which CBI is the sole investor. In addition, CBI agreed to waive, as of December 31, 2012, its contractual anti-dilution rights under the June 2008 SPA, the Debentures and the Warrants.

2012 Merger. Pursuant to an Agreement and Plan of Merger, dated as of May 31, 2012 (the "Merger Agreement"), among the Issuer, the Subsidiary, and BioCancell Merger Inc., a wholly-owned subsidiary of the Issuer ("Merger Sub"), on August 9, 2012 Merger Sub merged with and into the Subsidiary and became a wholly-owned subsidiary of the Issuer (such events constituting the "Merger"). As a result of the Merger, each one outstanding Subsidiary Share and each outstanding Warrant was converted into the right to receive one outstanding Share and one outstanding Warrant together with all rights related thereto.

The foregoing description of the June 2008 SPA, Debentures, Warrants, 2011 SPA, 2012 SPA and Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of these documents filed as Exhibits hereto (see Item 7), which are incorporated herein by reference.

Purposes of the Reporting Persons. The Shares reported herein as beneficially owned by the Reporting Persons are held for investment purposes. The Reporting Persons intend to review on a continuing basis their investment in the Shares and take such actions with respect to such investment as they deem appropriate in light of the circumstances existing from time to time.  Such actions could include, among other things, subject to applicable laws, purchasing additional Shares. The Reporting Persons could also determine to dispose of the Shares, in whole or in part, at any time, subject to applicable laws. Any such decision would be based on an assessment by the Reporting Persons of a number of different factors, including, without limitation, the business, prospects and affairs of the Issuer, the market for the Shares, the condition of the securities markets, general economic and industry conditions and other opportunities available to the Reporting Persons. To the best knowledge of the Reporting Persons, the persons named in Schedules A and B hereto may purchase or dispose of Shares on their own account from time to time, subject to applicable laws.

Except as may be provided otherwise herein, none of the Reporting Persons, nor to the best of their knowledge, any of the persons named in Schedules A and B hereto, has any present plans or proposals which relate to or would result in any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Percentages below are based on 54,914,092 Shares outstanding as of August 13, 2012, as the Issuer advised the Reporting Persons.

(a), (b)   As of August 13, 2012:

(1)          CBI beneficially owns 29,043,897 Shares (the "CBI Shares") representing approximately 52.89% of the Shares outstanding (on an as converted basis). The CBI Shares consist of: (i) 27,323,134 Shares, and (ii) Warrants exercisable into 1,720,763 Shares, which are exercisable within 60 days of the date of this Statement. The 29,043,897 Shares do not include the Dilution Shares (as defined above).

(2)          By reason of its control of CBI, Clal Industries may be deemed to share the power to vote and dispose of the CBI Shares beneficially owned by CBI representing approximately 52.89% of the Shares outstanding (on an as converted basis). Clal Industries disclaims beneficial ownership of the CBI Shares.

            Information provided to the Reporting Person indicates that the persons named in Schedules A and B hereto did not beneficially own as of August 13, 2012 any Shares, except as set forth above.

(c)   None of the Reporting Persons, nor to the best of their knowledge, any of the persons named in Schedules A and B hereto, have effected any transactions in the Shares in the past 60 days, except as set forth above.

(d)   Except as set forth in this Item 5, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)   Not applicable.

Item 6.  Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

None, except as described under Item 4 above, which is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

Schedule A:	Name, citizenship, residence or business address and present principal occupation of the directors and executive officers (or managing partners, as applicable) of CBI
Schedule B:	Name, citizenship, residence or business address and present principal occupation of the directors and executive officers of Clal Industries
Exhibit 1	Joint Filing Agreement *
Exhibit 3	June 2008 SPA (1)
Exhibit 4	Form of Debenture (2)
Exhibit 5	Form of Warrant (3)
Exhibit 6	2011 SPA (4)
Exhibit 7	2012 SPA (5)
Exhibit 8	2012 Merger (6)
* Filed herewith.

(1)	Filed as Exhibit 10.17 to the Subsidiary’s Registration Statement on Form S-1 filed with the SEC on December 17, 2008, and incorporated herein by reference.

(2)	Filed as Exhibit 4.3 to the Subsidiary’s Registration Statement on Form S-1 filed with the SEC on December 17, 2008, and incorporated herein by reference.

(3)	Filed as Exhibit 4.4 to the Subsidiary’s Registration Statement on Form S-1 filed with the SEC on December 17, 2008, and incorporated herein by reference.

(4)	Filed as Exhibit 8 to the Reporting Persons’ Schedule 13D filed with the SEC (with respect to securities of the Subsidiary) on March 7, 2012, and incorporated herein by reference.

(5)	Filed as Exhibit 10.1 to the Form F-4 of the Issuer filed with the SEC on May 29, 2012, and incorporated herein by reference.

(6)	Filed as Annex A to the Form F-4/A of the Issuer filed with the SEC on June 5, 2012, and incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:           August 16, 2012

Clal Biotechnology Industries Ltd
Clal Industries and Investments Ltd.

BY: Clal Biotechnology Industries Ltd.

BY: /s/ Gil Milner, /s/ Orit Lidor
Gil Milner and Orit Lidor, authorized signatories of Clal Biotechnology Industries Ltd., for itself and on behalf of the other Reporting Persons pursuant to agreement filed as Exhibit 1 hereto.

Schedule A

Directors and Executive Officers
of
Clal Biotechnology Industries Ltd.
(as of August 13, 2012)

Citizenship is the same as country of address, unless otherwise noted.

Name & Resident or Business Address	Position	Current Principal Occupation
Avi Fischer 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Chairman of the Board of Directors	Chairman of Clal Industries and Investments Ltd.
Dr. Aharon Schwartz 5 Rambam Street, Mevaseret Zion	Director
Dr. Schwartz served as Vice President Innovative Ventures for Teva Pharmaceutical Industries Ltd.
Dr. Shwartz is Chairman of Biocancell Therapeutics Inc. and BioLineRx, and also serves as a director of D-Pharm Ltd, Protologics Ltd, Amorfical Ltd, Lipocure Ltd and Medingalil.

Prof. Gabi Barabash 17 Bnei Neviim Street, Ramat Gan	Director
Prof. Barabash currently serves as Director General of the Tel Aviv Sourasky Medical Center and as Professor of Epidemiology and Preventive Medicine at the Sackler School of Medicine, Tel Aviv University.

Jonathan Kaplan 7 Ze'ev Zabotinsky Street, Aviv Tower, 50th Floor, Ramat-Gan	Director	Mr. Kaplan is an economic consultant focusing primarily on complex tax issues.

Dr. Tamar Manor 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Director	Dr. Manor is the Chief Technology Officer for biotechnology at Clal Industries and Investments.
Shmuel (Milki) Ruenstein 106 David Ha'melech Street, Herzliya	External Director	Director at Excellence Bioscience Ltd., Medison Pharma Ltd., Genarset Ltd., Ramidor Biomed Ltd. and Sibana Medical Ltd. Until 2010, served as the CEO of Taro Pharmaceuticals Ltd.
Avi Zigelman 8 Uri Keisary Street, Tel Aviv	External Director	Mr. Zigelman is a financial consultant.
Ruben Krupik c/o Clal Biotechnology Industries Ltd. Hogi Tower, 12A Abba Hillel Silver Street Ramat Gan 52506, Israel	Chief Executive Officer	Mr. Krupik is CEO of CBI and active Chairman of D-Pharm, CureTech, MediWound, Gamida Cell, Biocancell Therapeutics Inc. and Andromeda.

Amos Bankirer c/o Clal Biotechnology Industries Ltd. Hogi Tower, 12A Abba Hillel Silver Street Ramat Gan 52506, Israel	Vice President for Strategy and Corporate Development	Vice President for Strategy and Corporate Development at CBI

Gil Milner c/o Clal Biotechnology Industries Ltd. Hogi Tower, 12A Abba Hillel Silver Street Ramat Gan 52506, Israel	Chief Financial Officer and Comptroller	CFO and Comptroller for CBI.
Orit Lidor c/o Clal Biotechnology Industries Ltd. Hogi Tower, 12A Abba Hillel Silver Street Ramat Gan 52506, Israel	Vice President & General Counsel	Vice President & General Counsel at CBI.
Ofer Goldberg c/o Clal Biotechnology Industries Ltd. Hogi Tower, 12A Abba Hillel Silver Street Ramat Gan 52506, Israel	Vice President	At CBI, Mr. Goldberg is in charge of business development of CBI's portfolio companies.
Ofer Gonen c/o Clal Biotechnology Industries Ltd. Hogi Tower, 12A Abba Hillel Silver Street Ramat Gan 52506, Israel	Vice President	At CBI, Mr. Gonen is in charge of business development of CBI's portfolio companies.

Schedule B

Directors and Executive Officers
of
Clal Industries and Investments Ltd.
(as of August 13, 2012)

Citizenship is same as country of address, unless otherwise noted.

Name & Resident or Business Address	Position	Present Principal Occupation
Avi Fischer	Chairman of the Board of Directors	Chairman of the Board of Directors of Clal Industries and Investments Ltd.
3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel

Benet Lincoln	Director	President and CEO, Access Industries
Access Industries,28 Kensington Church Street, London W8 4EP, United Kingdom

Marc Schimmel	Director	Co-Managing Director of UKI Investments.
54-56 Euston St., London NW1,
United Kingdom

David Leviatan	Director	Director of companies.
18 Mendele Street, Herzelia 46709, Israel

Liora Polachek	External Director	Independent Lawyer, Partner and Director at Sitan Polachek Attorney.
46 He Beiyyar St., Tel Aviv ,
Israel

Zeev Ben- Asher	External Director	Managers Coacher and organizational consultant.
20 Carmely St., Ramt-Gan ,
Israel

Zvi Heifetz	Director	Business and strategic consulting. Director in private companies.
Hatzedef 12, Tel-Aviv, Israel

Guy Rosen	Deputy Chief Executive Officer	Director in IDB Tourism Ltd., Israeir Ltd.
3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel

Gonen Bieber (*) 3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel	Vice President and Chief Financial Officer	Vice President and Chief Financial Officer of Clal Industries and Investments Ltd.; Vice President and finance manager of IDB Development; Finance manager of IDB Holding.

Nitsa Einan	Vice President and General Counsel	General Counsel of Clal Industries and Investments Ltd.
3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel

Yehuda Ben Ezra	Vice President & Comptroller	Comptroller of Clal Industries and Investments Ltd.
3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israelz
Daniel Shinar
3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel	Vice President for Business Development	Vice President for Business Development

(*)	Dual citizen of Israel and Germany.